January 7, 2011

Mary Jo Ardington, Esquire
Associate General Counsel
Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, Indiana 46802

      Re: Lincoln Life Variable Annuity Account N
              Lincoln National Life Insurance Company
              Initial Registration Statement on Form N-4
              File Nos. 333-170529 and 811-8517

Dear Ms. Ardington:

The staff has reviewed the above-referenced registration statement, which the Commission received on November 10, 2010. We have given the registration statement a selective review based on the representation in your November 11, 2010 letter that this filing is substantially similar to a Lincoln National Life Insurance Company variable life insurance product that was previously reviewed by the staff (File Nos. 333-40937, 811-8517). Based on our review, we have the following comments on this filing. Page numbers refer to the courtesy copy of the registration statement for File No. 333-170529.

1. Cover Page (p. 1)

a. Please confirm that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

b. Please disclose to staff whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

c. With respect to the first sentence of the second paragraph, please clarify whether only the investment options must be offered by Lincoln National Life Insurance Company (Lincoln Life) or whether the qualified plan itself must be offered by the company. Please also clarify if the money must actually come out of the investment options offered by Lincoln or may come from any other investment options offered by the plan. In addition, does the phrase "investment options offered by Lincoln Life" refer to funds for which the adviser is an affiliate of Lincoln Life or to some other type of investment option? *See* also page 25 of the prospectus.

2. Transaction Expenses Table (p. 5)

Please confirm to staff that the portion of contract value equal to the initial purchase payment that consists of Rollover Money will not be subject to surrender charges when that amount is withdrawn from the contract.

3. Optional Rider Charges Tables (pp. 5-6)

The presentation and description of the i4Life Advantage charge on page 6 is confusing. The following are examples of the ambiguities in this section of the prospectus. Please revise the presentation to address these issues and to recast the disclosure in plain English.

a. The failure to indent properly makes it difficult to understand what are the discrete benefits whose charges are being described (*i.e.*, Advantage, Advantage 2.0, and i4Life Advantage). For example, the tables for the charges for each separate rider should be indented under the caption for that rider, and the second table on page 6, being a subset of the rider charges in the first table on that page, should be indented (together with the caption for that second table) under the caption for the first table on the page.

b. The second table notes that "purchasers" of the Advantage 2.0 rider pay what the table indicates is a single charge for the i4Life Advantage benefit together with the associated Guaranteed Income benefit, but the following paragraph states that this is the case if the investor "elected to drop" the Advantage 2.0 rider.

c. The preamble for the second table on page 6 refers to the charge as an "initial" charge, and the footnote states that the charge can change for step-ups. However, the first table does not refer to the charge for the benefit as an initial charge, even though the footnote for that table notes that it also can change for step-ups.

d. The second sentence of the paragraph following the second table on page 6 states that the "total" charge for those investors purchasing both the i4Life Advantage and the Advantage 2.0 rider is only the base annual charge (referred to confusingly as the "EGMDB" charge) and the i4Life Advantage charge. There is no explicit reference to any cost for the purchased Advantage 2.0 rider.

e. The preamble for the second table on page 6 states that the charges in the table are based on the Income Base. However, the footnote for the table states that the charge "is assessed against the greater of the Income Base or contract value."

f. The first caption following the first preamble on page 6 states that the table refers to charges for the i4Life Advantage "Payout Phase," suggesting that there is a different charge for the accumulation phase.

g. It is unclear from the presentation which, if any, of the riders are mutually exclusive.

4. Total Annual Fund Operating Expenses Table (p. 7)

a. Please confirm to staff that the Total Annual Fund Operating Expenses table for the portfolio companies includes fees and expenses incurred indirectly by the portfolio companies as a result of investment in shares of one or more Acquired Funds calculated in accordance with Instruction 3(f) to Item 3 of Form N-1A.

b. Please be aware that depending on the effective date of this filing, the Registrant may need to provide an updated total fund operating expenses table that reflects expenses for 2010. In addition the table should reflect reimbursement/waiver agreements that expire no earlier than one year after the effective date of this filing.

5. Individual Annual Fund Operating Expenses Table (pp. 7-10)

a. Please be aware that depending on the effective date of this filing, the Registrant may need to provide an updated fund operating expenses table that reflects expenses for 2010. In addition the table should reflect reimbursement/waiver agreements that expire no earlier than one year after the effective date of this filing.

b. Footnote 7 for the FTVIPT Franklin Small-Mid Cap Growth Securities Fund states that the reduction in fees described in the footnote is not reflected in net expenses. However, the expenses presented in the table for that fund seem to indicate otherwise. Please resolve this discrepancy.

6. Example (p. 10)

Please confirm that the example reflects the most expensive contract options.

7. Summary of Common Questions (pp. 11-12)

The prospectus notes on page 32 the investment restrictions imposed on assets subject to the living benefits. Please note the requirement of these restrictions in the summary for the Living Benefit Riders on page 12.

8. Surrender Charge (pp. 19-20)

a. Please clarify if the surrender charge does not apply to the free withdrawal amount (10% of the greater of total purchase payments or the current contract value) plus the amount equal to the portion of contract value equal to the initial purchase payment that consisted of Rollover Money.

b. Please explain to staff why the phrase "portion of contract value equal to the initial purchase payment that consisted of Rollover Money" is used. What happens if contract value falls and is less than the initial purchase payment? How is this amount determined? Please give illustrations.

c. Please clarify if the surrender charge does not apply to the free withdrawal amount (10% of the greater of total purchase payments or the current contract value) plus the amount equal to the portion of contract value equal to the initial purchase payment that consisted of Rollover Money plus withdrawals as described in the fifth bullet at the top of page 20.

9. Purchase Payments (p. 25)

a. The November 11, 2010 cover letter submitted by the Registrant states at page 2 that the contracts are designed to accept rollovers from Lincoln's defined contribution plans, specifically the Lincoln Alliance program, Lincoln Smart Future, Lincoln Director, and Group Variable Annuity. Please add additional specificity to the registration statement that identifies those plans or explain to staff why such additional specificity is not appropriate.

b. Please disclose any disadvantageous consequences if a contractowner rolls over money from a qualified plan to purchase this product. Please also note whether it is likely that qualified plans may impose limitations on such roll-overs and whether contractowners would need permission from the plan before rolling over monies.

c. Please disclose whether monies may be returned to the qualified plan if the contractowner changes his mind or if the contract is terminated as described in this paragraph.

10. Power of Attorney (Part C)

Please provide a Power of Attorney that relates specifically to the Securities Act of 1933 (Act) file number of the new registration statement. *See* Rule 483(b) of the Act.

11. Financial Statements, Exhibits, and Other Information

Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

12. Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

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Please respond to these comments with a letter to me and pre-effective amendments to the registration statements. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6762. My facsimile number is (202) 772-9285. Mail or deliveries should be addressed to 100 F Street, NE, Washington, D.C. 20549-8629.

Sincerely,

Ellen J. Sazzman
Senior Counsel
Office of Insurance Products